# Form C-AR Template

This initial information will be entered into an online form:

**Address:**     PO Box 113, Provo UT 84603

**Website:**     https://invest.angel.com/truth

**Current # of Employees (includes contractors):** 2

| Item | Most Recent Fiscal Year-End | Prior Fiscal Year-End |
|---|---|---|
| Total Assets | $2,202,859 | $787,750 |
| Cash and Cash Equivalents | $836,164 | $226,954 |
| Accounts Receivable | $5,000 | $0 |
| Short-term Debt | $868,922 | $221,699 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | -$1,582 | -$2,430 |

**Current Directors and Officers along with their role, responsibilities, and duration in position.  Also, their work experience for the last three years (principal occupation, other employers).**

| Manager: | Principal Occupation: | Main Employer: | Dates of Service: |
|---|---|---|---|
| Russ Kendall | Producer, Owner | Kaleidoscope Media & Entertainment, Inc | Dec 2002 to present |
| | Manager (indirectly through Maya Films, LLC) | Truth and Treason, LLC | Feb 2017 to present |
| Matt Whitaker | Owner, Director, Writer | Movie Line Productions, Inc | Jan 2000 to present |
| | Manager (indirectly through InTime Productions, LLC) | Truth and Treason, LLC | Feb 2017 to present |

**List any other employers, titles and dates of positions held during the past three years with an indication of job responsibilities:**

[N/A]

**List of beneficial owners of 20% or more of the voting power:**

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Matt Whitaker through InTime Productions, LLC | 12,500,000 Common Units | 50% |

## A description of the business of the issuer and the anticipated business plan of the issuer.

Our objective is to produce a four-part limited series entitled Truth & Conviction (the "Series") for national and international distribution. Set at the height of Hitler's power during World War II, the Series centers on the true story of Helmuth Hübener, a sixteen-year-old boy from Hamburg, Germany who led an underground resistance movement in Nazi Germany. The story of Helmuth Hübener has been adapted into a screenplay by Matt Whitaker and Ethan Vincent, with additional input provided by Karl-Heinz Schnibbe, a member of Helmuth Hübener's band of resistance. Matt Whitaker and Ethan Vincent granted an option to the screenplay to Kaleidoscope Pictures, LLC ("Kaleidoscope") for a perpetual term (the "Option Agreement"). Kaleidoscope owns one of our Managing Members, Maya Films, LLC, and is controlled by Russ Kendall. Pursuant to a license agreement (the "License Agreement"), Kaleidoscope has granted us a royalty-free, fully-paid-up, sublicensable, worldwide right and license to use, create derivative works of, and otherwise exploit any and all of its rights and interests arising from the Option Agreement.

The Series is expected to be produced by Russ Kendall, Matt Whitaker, Micah Merrill, Adam Anderegg, and John Foss, (the "***Producers***") and directed by Matt Whitaker. The Series' director and Producers have extensive experience producing and writing films such as *Winter Thaw, Instrument of War, Charly, Aliens Abducted My Parents and Now I'm Feeling Kinda Left Out, Strong Enough, Saints and Soldiers*, and *The Work and the Glory: American Zion*.

We anticipate the Series being a limited series project in the historical drama genre to be shot over nine (9) weeks in and around Vilnius, Lithuania. The production budget is anticipated to be $8,750,000. Preproduction is expected to begin immediately upon our Company's receipt of funds raised from this Regulation Crowdfunding offering and other fundraising sources sufficient to cover the production costs of the first episode of the Series. We anticipate that principal photography will take place within six months of beginning preproduction; and we expect postproduction to last approximately four months beginning immediately after completion of principal photography. We believe that the first episode of the Series will be completed in its final form, including music and color timing, within twelve months of the commencement of preproduction. We anticipate that the Series will have a total running time of approximately 240 minutes and will receive a TV-14 rating. We have partnered with Angel Studios, LLC for marketing and distribution.

## A discussion of the material factors that make an investment in the issuer speculative or risky.

The interests of our controlling Members and Managers may differ from those of the holders of the Non-Development Preferred Units.

Certain of the principals that will own and produce the Series (whether directly or through entities controlled by them), are the same principals who control our Managing Members. Specifically, Russ Kendall controls both Kaleidoscope (which will own the Series and has licensed its ownership to us pursuant to the License Agreement) and Maya Films (which is one of our Managing Members), and Matthew Whitaker controls InTime (which is our other Managing Member) and Mr. Kendall and Mr. Whitaker will both serve as producers of the Series. There can be no assurance that the Managing Members (or their principals, Mr. Kendall and Mr. Whitaker) will take any action to protect the interests of the Non-Development Preferred Unitholders or refrain from taking any action that may harm the interests of the Non-Development Preferred Unitholders. For example, the Managing Members may take action or fail to take action in a manner that harms the interests of the Company under the License Agreement whereby Kaleidoscope has granted the Company a royalty-free, fully paid-up, sublicensable, worldwide right and license to use creative derivative works from the Series. Additionally, certain of our Managing Members or their principals have loaned money to us (See Section 24) and there can be no assurance that they will not call for repayment of those loans or otherwise enforce the terms thereof in a manner that will not materially and adversely affect our financial condition. Furthermore, the Managing Members own all of our common units, which are the only of our membership units with voting rights (the "Common Units"), and the Non-Development Preferred Unitholders will not have any control over the Company or its operations. There can be no assurances that the interests of our controlling Members (or their principals), our Common Unit holders and those of our management team will not conflict with the interests of the holders of our Non-Development Preferred Units in a manner that will lead to a material adverse impact on the holders of the Non-Development Preferred Units. Given the affiliate transactions and the lack of voting rights, the holders of the Non-Development Preferred Units would have limited recourse in such an event.

Our rights to the Series are limited by the Licensing Agreement which in turn is subject to certain objection rights at the discretion of Kaleidoscope.

Kaleidoscope owns the rights to the Series and our rights are subject to, and limited by, the License Agreement we have entered with Kaleidoscope. Under the License Agreement, we have assigned our rights in derivative works relating to the Series to Kaleidoscope and Kaleidoscope has the right to object to any of our use of the license and we must resolve any such objections to the satisfaction of Kaleidoscope. There can be no assurance that Kaleidoscope will not object to any use of license agreement or that we will be able to resolve in a commercially acceptable manner or at all any such objections. Any failure to resolve such an objection in a commercially reasonable manner or at all would have a material adverse impact on our business, financial condition, results of operations and prospects as it may preclude us from producing or licensing the Series or generating any revenue therefrom. Furthermore, Kaleidoscope's rights under the Option Agreement are subject to Kaleidoscope making a required payment thereunder of $87,000. There can be no assurance that Kaleidoscope will make that payment as we do not control it and any failure to make the payment would undermine our rights to produce and distribute the Series.

In addition, our License Agreement with Kaleidoscope may be terminated by Kaleidoscope in the event of our insolvency, liquidation or bankruptcy, which may limit our recoverable assets from any bankruptcy.

There may be disputes between our controlling persons or the entities which they control

Certain parties that will own and produce the Series, including Maya Films and InTime, are controlled by the same principals that control our Managing Members. Specifically, Russ Kendall controls both Kaleidoscope and Maya Films, and Matthew Whitaker controls InTime. There can be no assurance that a dispute will not arise between our controlling persons or the entities which they control, nor can there be any assurance that any such a dispute could be resolved in a commercially reasonable manner or within a reasonable timeframe. Any dispute between our controlling persons or the entities under their control could lead to impasses in the management of our business and impact production or distribution of the Series which in turn could have a material adverse impact on our business, financial conditions, results of operations and prospects.

Our Company, which was formed solely to produce the Hübener story, began working on the project in 2006. Company operations were dormant between 2012 to 2016.

As is common in the movie industry, our Company was formed solely to produce a single film in 2006. The Company sought to raise a total amount of $9.9 million in late 2006 by offering Non-Development Preferred Units and Development Preferred Units. Three and one-quarter Development Preferred Units were sold to investors in 2007, raising $325,000. Using these funds, the Company engaged in various pre-production efforts during 2007, including attaching actors Haley Joel Osment (*The Sixth Sense*, *Secondhand Lions*) as Helmuth Hübener and Max von Sydow (*The Exorcist, Minority Report*) as Judge Karl Engert to the project and shooting promotional footage with Osment.

During 2008 through 2010, the Company revised its budget to $7 million and continued to engage in fundraising efforts, resulting in a $3.75 million commitment from two investors. Osment became unattached from the project during this period, and Freddie Highmore (*Charlie and the Chocolate Factory*, *August Rush*) was attached to replace him as Helmuth Hübener in 2011.

In 2012, the project was indefinitely postponed after the private equity investors withdrew their $3.75 million commitment. The Company was dormant until 2016, at which time it revised its budget to $3.75 million based on script changes and anticipated significant savings by filming in Lithuania. Freddie Highmore and the late Max von Sydow are no longer attached.

In 2022, the Company partnered with Angel Studios. We determined that a four-part limited series would be a more suitable format to tell the Hübener story. The revised Series production budget of $8,750,000 will be raised through this Offering and through a separate offering pursuant to Regulation Crowdfunding under the Securities Act (the "***Regulation Crowdfunding Offering***").

Therefore, our Company has previously unsuccessfully attempted to produce the Hübener story. We plan to again commence substantive work on the Series once we have raised sufficient funds from this Offering or from our anticipated offering of Non-Development Preferred Units in one or more private placements concurrent with this Offering, or a combination of the two, to cover production costs for the first episode of the Series.      Although we believe that filming in Lithuania with proven production service provider Baltic Film Services (*Instrument of War*, *Winter Thaw*, BBC's *War & Peace*, HBO's *Chernobyl and* Netflix'*s Stranger Things)*  and the emergence of digital cinema over the past 15 years will allow us to move forward, there is no guarantee that the proceeds of this Offering will provide us with a pool of resources that will be sufficient to cover future expenses and costs of our Company. Our ultimate operations expenses and potential losses cannot be projected with certainty. There can be no assurance that expenses and losses exceeding our total resources will not occur.

We will operate in a highly competitive environment.

The independent film and streaming industry is highly competitive. While figures from popular independent films and series such as *Napoleon Dynamite* and *The Chosen* are astounding, it should be noted that examples like these are statistical anomalies. Because of the inherent risks in the television and motion picture industry, as explained more fully herein, independent films and series often do not recoup their investment. Competition in the independent film and streaming industry is based on many factors. Some segments are highly competitive. In the production phase, competition will affect our ability to obtain the services of preferred performers and other creative personnel. The Series will be competing directly with other series on numerous streaming platforms such as Netflix and Hulu and indirectly with other forms of public entertainment. In addition, we will compete with numerous larger streaming production companies and distribution companies that have substantially greater resources, larger and more experienced production and distribution staff, and established histories of successful production and distribution of television series. Increased competition with respect to the costs of production and other matters could adversely impact our growth and profitability. We cannot predict the extent to which competition from new series or existing competitors raising capital could mitigate our ability to be successful and achieve a return for our investors.

We will compete in a fast-changing, unpredictable entertainment environment.

The entertainment industry in general and the streaming industry in particular are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in the costs of producing and distributing limited series. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of the Series.

The entertainment industry is very speculative.

Many movies and series are released each year that are not commercially successful and fail to recoup their production costs from United States streaming distribution. If a movie or series is not an artistic or critical success or if, for any reason, it is not well-received by the public, it may be financially unprofitable. There can be no guarantee that we will obtain any revenue from the Series. There are substantial risks associated with film production, including delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the filmed footage itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

There can be no guarantee that audiences will like the Series.

The ultimate profitability of any movie or series depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given movie or series depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

There is no established market for our Non-Development Preferred Units, and there are restrictions on transfers of our Non-Development Preferred Units.

There is currently no established market for our Non-Development Preferred Units and transfer of our Non-Development Preferred Units will be subject to substantial contractual and legal restrictions, including, but not limited to, rights of first refusal in favor of our Company and our Members. Prospective investors should proceed on the assumption that a public market for our Non-Development Preferred Units may not arise, and such investors may have to bear the economic risk of an investment in our Non-Development Preferred Units for an indefinite period of time. In addition, the transfer of our Non-Development Preferred Units will be restricted by our amended and restated operating agreement (the "Operating Agreement").

Cost overruns are very common in the film industry.

The costs of producing movies or series are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns and other production disruptions. While we intend to engage production personnel who have demonstrated an ability to complete the Series within the assigned budget, the risk of the Series running over budget is always significant and may have a substantial adverse impact on the profitability of the Series. Future capital requirements depend on many factors, including our ability to successfully locate actors, the weather and the amount of time it will take to shoot and edit the Series. To the extent that the funds generated by this Offering are insufficient to fund the Series, it may be necessary to raise additional funds through equity or debt financings. Any equity or debt financings, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our Members could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the Non-Development Preferred Units offered herein. In the case of debt financings, the obligations related to such debt may restrict our operations, encumber our assets, and jeopardize our ability to obtain other financings. If adequate capital cannot be obtained, our business, operating results and financial condition could be adversely affected. Domestic and foreign tax incentives are subject to revision by governing bodies and therefore may change throughout our Company's existence.

We may not be able to recoup any of the production budget using tax incentives.

The Company intends to apply for a thirty percent (30%) tax credit for shooting the Series in Lithuania. Tax incentives, though a proven means of offsetting the production budget for movies, including limited series, are granted on a project by project basis, and by meeting specific criteria. There can be no guarantee that the Series will receive the full extent of, or any, tax incentive award, credit, deduction, or offset offered by any governmental body to which the Company shall make an application. The use of any funds received will be at the sole discretion of our managing members, Maya Films, LLC, a Utah limited liability company controlled by Russ Kendall ("Maya Films"), and InTime Productions, LLC, a Utah limited liability company controlled by Matt Whitaker ("InTime", and together with Maya Films, the "Managing Members").

Many potential losses may not be covered by insurance.

We plan to carry customary and reasonable errors and omissions insurance. We expect that the policy specifications and insured limits of these policies will be adequate and appropriate. There are, however, certain types of losses that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, investors could lose all or a portion of the capital invested in our Company, as well as the anticipated future revenue from the Series. In such an event, we might nevertheless remain obligated for any debt or other financial obligation incurred by our Company.

Our success relies on certain key personnel and service providers.

The services of our Producers and production service providers are crucial to our success, including but not limited to Angel Studios and Baltic Film Services. The Managing Members have not previously work with Angel Studios. And although the Managing Members have successfully worked with Baltic Film Services on two film projects in the past, there is no guarantee that the outcome will again be successful. The permanent or protracted loss of any of their services could have an adverse effect on operations. In addition, our Managing Members may need to obtain and retain other experienced professionals to assist in the production of the Series, and there can be no assurance that such professionals may be obtained and retained on commercially reasonable terms or at all. While we may enter into employment or other third party contracts and take other steps to encourage the retention of our director and Producers, there can be no assurance that we will be able to retain them.

**Management personnel will continue to be involved in other activities and may encounter certain conflicts of interest.**

Our Managing Members will continue to be involved in other projects, and our Managing Members may acquire interests in other films and limited series. Our Managing Members may not be able to control whether any such company competes with our Company. Consequently, the continued involvement of our Managing Members in other investment activities could result in competition to our Company as well as management decisions that might not reflect the interests of our Members. In the event that a conflict arises, every effort will be made to resolve it in favor of the Company, but there can be no assurance of a beneficial result.

**The interests of our controlling Members and management personnel may differ from those of the holders of the Non-Development Preferred Units.**

Certain parties that will own and produce the Series, including Kaleidoscope and InTime Productions, LLC ("*InTime*"), are controlled by the same principals that control our Managing Members. Specifically, Russ Kendall controls both Kaleidoscope and Maya Films, LLC, and Matthew Whitaker controls InTime. Furthermore, the Managing Members own all of our Common Units, which are the only of our membership units with voting rights. There can be no assurances that the interests of our controlling Members, our Common Unit holders and those of our management team will not conflict with the interests of the holders of our Non-Development Preferred Units in a manner that will lead to a material adverse impact on the holders of the Non-Development Preferred Units. Given the affiliate transactions and the lack of voting rights, the holders of the Non-Development Preferred Units would have limited recourse in such an event.

**We may have to prematurely abandon the Series.**

The production or distribution of the Series may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of the Series, including funds expended in connection with the development and preproduction of the Series.

**Our Company may have been administratively dissolved after its initial formation.**

Our Company, organized under the laws of the State of Utah, was formed on October 17, 2006. In January 2015, we failed to file a renewal with the State of Utah, which caused the Company to be administratively dissolved. As a result of the administrative dissolution of the Company, we filed a new certificate of organization with the State of Utah on February 27, 2017, when the Company ended its dormant period. Although we have consulted the IRS about the continued use of the EIN that we received at the time of the Company's initial formation in 2006 and were advised that we may continue to use the EIN, there can be no assurance that we will not face licensure or other problems related to the administrative dissolution of the Company.

**We may face liability due to the life stories portrayed.**

Since the Series is partly based on the true-life stories of several individuals, there is the risk that the Company might incur liability for defamation, invasion of privacy, or other rights that relate to a person's biography, name, likeness, etc. While the Company does not anticipate such an outcome and is confident in its efforts to properly secure such underlying rights and insulate against such claims, it cannot guarantee that its efforts will prevent any lawsuit based on such legal theories by third parties or any recovery of damages thereby.

We may have to secure goods and services on a deferred payment basis.

The Company may arrange for services to be provided to the Company for the production and distribution of the Series for which reduced or no compensation will be initially required, it being understood that the provider of such services will be compensated by the Company for the value of such services from the cash flow of the Company in accordance with the provisions of the Company's Operating Agreement. The value of such deferrals shall be negotiated and documented by the Managing Members prior to the provision of such services to the Company. Notwithstanding the foregoing, the Company and the Managing Members reserve the right to satisfy and/or pay all or any such deferrals ahead of any of the holders of the Preferred Units.

Competent distributors are essential for the Series to be successful.

Although The Company is confident in Angel Studios' ability to successfully market and distribute the Series, the profitable distribution of a limited series depends in large part on one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates, reputable streaming and other distribution venues. There can be no assurance that profitable distribution arrangements will be obtained for the Series or that the Series can or will be distributed profitably. Worldwide distribution of a limited series is a sophisticated process and subject to numerous variables outside the control of our Managing Members. Distribution agreements generally give a distributor significant flexibility in determining how a Series will be exhibited. There can be no assurance that the distributor will not limit the Series' run, limit the territories in which the Series is exhibited or otherwise fail to actively promote the Series. Any such action by the distributor could have a materially adverse effect on the economic success of the Series and revenues received by the Company.

If the Series is profitable, the investors are not paid first.

A movie or series typically goes from the producer to the distributor who in turn may sublicense it to territorial sub-distributors or exhibitors. The revenue generated by a movie or series travels this same route in reverse. The exhibitor and/or sub-distributor takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The problem for the private investors with this system is that such investors, who have had their money at risk for the longest time, are at the tail end of the revenue chain. Thus, if our Company, in negotiating a distribution deal, has to rely heavily on a participation in the Series' net profits, revenues to our Company and thus investors will be the last in line to benefit from such a revenue stream, if any.

Risks Associated with Financial Forecasts

Although we believe that any financial forecasts set forth herein are achievable, such forecasts are not to be construed as presenting the actual financial returns which will be experienced by investors. Similarly, such forecasts are not to be construed as a guarantee or promise of any type by our Company or any other person that the returns will be as depicted in the forecasts. There will be differences between the forecast and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Consequently, it is possible that you may never realize any profit from your investment.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN CONSIDERING THIS OFFERING, POTENTIAL INVESTORS SHOULD BE AWARE THAT THERE ARE RISKS IN ADDITION TO THOSE SET FORTH ABOVE.

Risks Related to the Company and our Business.

*The Company intends to distribute the film on Angel Studios, Inc.*

The Company has a license agreement to distribute the film through Angel Studios' streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content. There can be no assurance that Angel Studios will successfully distribute the film as contemplated by our distribution agreement with Angel Studios. Any such failure could have a material adverse impact on our business, financial condition, results of operations and prospects.

*The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."*

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate with potential investors to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to investors prior to the Offering are attached hereto. Some of these communications may not have included proper disclaimers required for "testing the waters."

*We may not generate sufficient cash flow to make distributions to you.*

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

Our level of indebtedness and significant debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations.

We have substantial indebtedness obligations. Our level of indebtedness could have important negative consequences to you and us, including:

• we may have difficulty satisfying our obligations with respect to the outstanding indebtedness;

• we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions, or other purposes;

• we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

- our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

- our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

- our leverage could place us at a competitive disadvantage compared to our competitors that have less debt; and

- our failure to comply with the restrictive covenants in our debt instruments will limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Risks Related to the Securities and the Offering

*Investors will own non-voting Preferred Units and will have no ability to control or influence the business decisions of the Company.*

Investors in the offering will obtain non-voting Preferred Units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

*Investors may experience dilution in the future if the Company raises additional units.*

Investors will experience dilution as a result of our compensation arrangement with VAS Portal, LLC and our separate offering of Non-Development Preferred Units in one or more private placements, and may experience further dilution in the future if the Company issues additional Units.

As compensation for the intermediary services to be provided by VAS Portal, LLC in this Offering, the Company has agreed to grant VAS Portal, LLC such number of securities equal to TBD% of the total number issued in the Offering. Accordingly, investors in the Offering will experience dilution with respect to their Units purchased in the Offering. Substantially concurrent with this Offering, the Company is pursuing a separate offering of up to $8,750,000 of Non-Development Preferred Units in one or more private placements, which will also cause investors in this Offering to experience dilution of their Units. Furthermore, should the Company issue any additional Units in a future offering or otherwise, investors in this Offering may experience further dilution of their Units.

VAS Portal, LLC is a sister company of Angel Studios.

Angel Studios and VAS Portal are sister companies, both owned by Harmon Ventures, LLC. Given the common ownership between VAS Portal, LLC and Angel Studios (with which we have entered into a distribution agreement and from which we have incurred a loan.  VAS Portal, LLC may face conflicts of interest with respect to this Offering.

*The offering price of the Units may be arbitrarily determined.*

The offering price of the Units has been determined without reference to book value or any objective measure of value. There can be no assurance that the offering price reflects the actual value of the Units.

*There is no public market for the Preferred Units and such are subject to certain restrictions on transfer.*

Investors should regard the Preferred Units as an illiquid investment. No public market for the Preferred Units exists or is likely to develop in the near future. Any resale of the Preferred Units may require the transferor to register the transferred Preferred Units under applicable state securities laws, or find an exemption therefrom.

The Preferred Units may not be transferred by any purchaser of such securities during the 1-year period beginning when the securities were issued unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

*There is no guarantee of return on investment.*

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

**A description of the ownership and capital structure of the issuer, including the types of equity, number outstanding of each, how the rights of each might be modified.**

The Securities being sold are Non-Development Preferred Units (the "Non-Development Preferred Units") of Truth and Treason, LLC, a Utah limited liability company. The Company is offering up to 5,000,000 of its Non-Development Preferred Units in this Offering at a price of $1 per Non-Development Preferred Unit. The Non-Development Preferred Units will have a "preferred return" of 120% of the investor's full investment before the holders of Common Units receive any profit.

Substantially concurrent with this Offering, the Company is pursuing a separate offering of its Non-Development Preferred Units pursuant to Regulation D under the Securities Act, through which the Company seeks to raise up to an additional $8,750,000.

The securities offered don not have voting rights. Pursuant to the Operating Agreement, the investors holding Preferred Units have limitations on their ability to transfer their interest and will not be able to vote on the decisions of the Company.

The terms of the securities being offered be modified as follows:

> In general, the Managing Members shall conduct the business of the Company. In addition, only holders of Common Units shall have voting rights, except that the following actions shall require the affirmative vote or consent of (i) Members having a majority of the Preferred Units, voting together as a separate class, and (ii) Members having a majority of the Common Units, voting together as a separate class:
> > (i) Any amendment to this Agreement that would diminish the economic or voting rights of the Preferred Units or a series or class of the Preferred Units;

(ii) Any amendment to this Agreement that would result in the creation of any equity securities having rights or preferences superior to all Preferred Units or a series or class of the Preferred Units with respect to distributions or on liquidation;

(iii) Any merger, consolidation, or reorganization involving the Company or any sale of all or substantially all of its assets, other than a merger or reorganization entered into solely for purposes of changing the jurisdiction of the Company;

(iv) Any sale of all or substantially all of the assets or equity interests of the Company;

(v) Any material investment into markets or industries that is not in connection with the production of the Series;

(vi) The dissolution or liquidation of the Company."

The Manager has been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other Offering may be made by the Manager.

**Additional to this section is A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;**

The securities could be diluted by future offerings. The holders of Preferred Units do not have voting rights.

**The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Maya Films, LLC (Managed by Russ Kendall, a 33.33% owner) | 12,500,000 Common Units | 50% |
| InTime Productions, LLC (Matt Whitaker) | 12,500,000 Common Units | 50% |
| **REG D** | **CLASS C DEVELOPMENT** Preferred return before Common Unit distributions | |
| Whitaker Family Investment Company | 300,000 Class C Development Preferred Units | 0% |
| Lynn Tegland | 25,000 Class C Development Preferred Units | 0% |

| | **NON-DEVELOPMENT PREFERRED** Preferred return before Common Unit distributions | |
|---|---|---|
| Lynn Tegland | 225,000 Non-Development Preferred Units | 0% |
| VAS Portal, LLC | 30,237 Non-Development Preferred Units | 0% |
| REG CF Investors | 604,755 Non-Development Preferred Units | 0% |
| ANGEL STUDIOS, INC | 389,500 Non-Development Preferred Units | 0% |
| AK Legacy, LLC | 1,100,000 Non-Development Preferred Units | 0% |

Subject to any limitations under governing law and other provisions in the Operating Agreement, the Company anticipates making distributions of net profits in such amounts and at such times as the Managing Members determine in the following order of priority:

First, one hundred percent (100%) to holders of Preferred Units as a group (inclusive of Development Preferred Units and Non-Development Preferred Units), on a pro rata basis, until each holder of Preferred Units has been distributed an aggregate amount equal to one hundred percent (100%) of his, her or its total capital contributions with respect to his, her or its Preferred Units, and zero percent (0%) to the holders of Common Units;

Second, one hundred percent (100%) to the holders of Preferred Units as a group, on a pro rata basis, until each holder of Preferred Units has been distributed a twenty percent (20%) priority return on the amount of his, her or its capital contributions with respect to his, her or its Preferred Units, and zero percent (0%) to the holders of Common Units;

Third, one hundred percent (100%) to the Development Preferred Units as a group, on a pro rata basis, until each holder of Development Preferred Units has been distributed an additional thirty percent (30%) priority return on the amount of his, her or its capital contributions with respect to his, her or its Development Preferred Units and zero percent (0%) to the holders of Non-Development Preferred Units and Common Units; and

Fourth, fifty percent (50%) to the holders of Preferred Units as a group, on a pro rata basis, and fifty percent (50%) to the holders of Common Units as a group, on a pro rata basis.

**How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;**

The offering price of the securities has been based off the price of equivalent units sold in our most recent funding round to an independent third party. No independent appraisal of the units has been undertaken to ascertain value.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* – the amount for which the assets of the company can be sold, minus the liabilities owed. The value for most startups lies in their potential, as many early stage companies do not have many assets.

*Book Value* – this is based on an analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e, what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or tradenames, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* – this is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return, and so on. However, predictions of the future are not certain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist or private equity firm makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and**

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest. As an investor in the Preferred Units, you will not have any rights in regard to the actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering will hold minority, non-voting interests.

- Additional issuances of securities;

  If additional issuances are made, the investors in this Offering may become diluted.

- Issuer repurchases of securities;

The Company does not have the right to repurchase the securities unless the investor is attempting to transfer them.

- A sale of the issuer or of assets of the issuer; or

    Because holders of Preferred Units do not have the right to vote, the Common Unit holders may vote to sell without the investor's approval. The investors in this Offering have the right to receive a preferred return before the Common Unit holders receive any return.

- Transactions with related parties?

    As an investor in the Preferred Units, you will not have any rights in regard to the actions of the Company, including company transactions with related parties.

**A description of the restrictions on transfer of the securities, as set forth in § 227.501;**

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:
 (1) to the issuer;
 (2) to an accredited investor;
 (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
 (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.**

| Lender | Amount | Interest Rate | Term(s) |
|---|---|---|---|
| Kaleidoscope Pictures, LLC | $163,462.33 | 3.0% | Payable upon the earlier of (i) the Company's receipt of a production tax credit from the Lithuanian government and (ii) December 31, 2027. Interest rate of 3% of full loan |

| | | | amount due upon final payment of loan. |
|---|---|---|---|
| Kaleidoscope Media & Entertainment, Inc. | $170,000.00 | 3.0% | Same as above. |
| Movie Line Productions, Inc. | $100,000.00 | 3.0% | Same as above. |

An aggregate of $163,462.33 has been loaned to Truth and Treason, LLC by Kaleidoscope to provide the Company with working capital. Russ Kendall is a principal of both Kaleidoscope and Maya Films, one of the Managing Members of the Company.

A loan of up to $170,000.00 has been made to Truth and Treason, LLC by Kaleidoscope Media & Entertainment, Inc to provide the Company with working capital. Russ Kendall is a principal of both Kaleidoscope Media & Entertainment, Inc. and Maya Films, one of the Managing Members of the Company.

A loan of up to $100,000.00 has been made to Truth and Treason, LLC by Movie Line Productions, Inc. to provide the Company with working capital. Matt Whitaker is a principal of both Movie Line Productions, Inc. and InTime, one of the Managing Members of the Company.

ANGEL LOAN

On June 22, 2022, the Company entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc., pursuant to which Angel Studios will lend an amount up to $1,000,000 to the Company to fund the digital ad-buying for the offering, which is included in the budget estimates above. The principal amount outstanding under the loan will accrue interest at the rate of 12% per annum. The maturity date of the loan is the earlier of (a) the date that is 5 days after the Company receives funds from this Offering, and (b) the date that is 6 months after the date of the Campaign Booster Loan and Security Agreement.

Upon entering into the above referenced loan agreement Company borrowed $389,105.04 of the possible $1,000,000 from Angel Studios. The borrowed amount was converted on a dollar to dollar basis to 389,000 units of equity in Company on April 14, 2023. No other balances or indebtedness exists between Company and Angel Studios.

**A description (date, exemption type, type of securities offered, amount sold, use of proceeds) of exempt offerings conducted within the past three years.**

**A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest (Director, Officer, 20%+ Beneficial Owners of Voting Power, Promoter of the issuer (when formed within last 3 years), or a family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal**

**equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships) of any of the other people).**

 N/A

**Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202.**

N/A

**See attached Audited Financials**